Omnicare, Inc.
1600 RiverCenter II
100 East RiverCenter Blvd.
Covington, KY 41011

July 1, 2010

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549

Re:	Omnicare, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy on Schedule 14A filed April 22, 2010
File No. 001-08269

Dear Mr. Riedler:

This letter constitutes the response on behalf of Omnicare, Inc. (the "Company" or "Omnicare") to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission on Omnicare's proxy statement filed on April 22, 2010 (the "Proxy Statement") and communicated to us in your letter of June 3, 2010 to John L. Workman, Executive Vice President and Chief Financial Officer of Omnicare.  We have set forth below the text of the comments contained in your letter in italics, followed by our responses.

Comment No. 1

Incentive-Based compensation, page 17

Your discussion of the individual performance factors considered by the Committee is somewhat vague.  Please expand your disclosure on pages 18-19 to include:

•	The Company’s operational and financial goals for the year and the Company’s level of achievement of those goals;

•	How you measured the success of the business units, a description of the Company initiatives and the extent of involvement in such initiatives by each named executive;

•	The specific recommendations made by Compensation Strategies and Mr. Gemunder;

•	A description of the future expected contributions to the Company of each named executive; and

•	To the extent that there were other material factors considered by the Committee in its evaluation of individual performance, please describe these as well.

In addition, to the extent it is not clear from the revised disclosure requested above, please clarify how the Committee determined from its consideration of the various individual performance factors that the performance of the executives was sufficiently strong to merit a performance multiplier of 1.0x.

Our Response

In our future proxy statement filings, as applicable, we will include, under the heading "Compensation Discussion and Analysis," disclosure substantially consistent (to the extent applicable in any year) with the following revised disclosure:

On March 24, 2010, the Committee met to determine the bonus amounts to be paid under the 2009 bonus program.  The Committee determined that the Company had earned $2.51 in adjusted diluted EPS from continuing operations (before tax benefits) for 2009 which yielded a preliminary formulaic bonus amount of 91.34% of the target award opportunity for each executive prior to application of the individual performance multiplier.  In determining the individual performance multiplier, the Committee recognized that NEO performance is closely related to overall Company performance, and considered a number of factors, which may be applicable to an NEO on a selective basis but are not necessarily applicable to all the NEOs, depending on the NEOs’ roles at the Company.  These factors included:

•	The Company's achievement of its operational and financial goals for the year

The Committee believes the overall performance of the Company is an important indicator of the individual performance of its named executive officers and that the ability of any individual NEO to achieve the goals of the Company is strongly linked to the performances of the other NEOs.  In assessing the overall performance of the Company, the Committee reviewed the Company's success in meeting a number of the Company's formal and informal goals that focused on continuing growth, improving profitability and enhancing shareholder value.  In so doing, the Committee noted the Company’s significant progress in implementing new technologies for dispensing and packaging drugs; the achievement of $100 million in pre-tax incremental annualized savings with respect to the Full Potential Plan; the achievement of 91.34% of its adjusted EPS target despite significant reimbursement challenges; the attainment of annualized non-drug purchasing savings well above targeted amounts; the Company's historically high level of cash flow from operations; the positive performance of the Company's stock price over the previous two years as compared to the S&P 500; the significant reduction in the Company debt; the near completion of its centralized billing initiative; and the Company’s increased employee training and customer service and development efforts, which resulted in improved customer retention as compared to prior years even while the major structural changes of the Full Potential Plan were being implemented.

•	The success of the business units or Company initiatives that each executive was involved in and the executive’s contribution to such initiatives

The Committee considered the importance of the performance of individual business units to the overall achievement of the Company's operational and financial goals.  Such individual business unit performance is more relevant in determining the bonuses paid to the executives other than the NEOs for whom the Committee also reviews compensation.  With respect to the NEOs, the business units' performance is viewed collectively as context to the overall achievement of the corporate goals for which the NEOs are ultimately responsible.  In the case of Ms. Kinerk, whose compensation is based in part on a commission structure related to the sales and customer retention efforts she leads, the Committee also took into consideration such commissions in setting her bonus.

•	The recommendations of Compensation Strategies

Compensation Strategies presented the Committee with a recommended range of individual performance multipliers of between 0.5x and 1.25x, as discussed on page 18, based upon an analysis of comparable data from the peer group described on page 16.  The Committee expects to use the low and high ends of the individual performance multiplier in circumstances where it finds that the NEO did not entirely meet expectations or exceeded expectations, respectively.  After our chief executive officer provided his recommendations for individual performance multipliers (as described below), Compensation Strategies provided the Committee with a comparison of the proposed bonus awards with such recommended multipliers against the previous year's bonus awards and the current year’s targeted bonus amount for each individual.

•	The recommendations of Mr. Gemunder with respect to the individual performances of the other executives generally

Our chief executive officer reviewed the data provided by Compensation Strategies and provided recommendations as to individual performance multipliers to the Committee.  These evaluations were based upon his view of the financial and operating performance of the Company (focusing on the goals described in the first bullet point above) and business units (focusing on the matters described in the second bullet point above) and his overall evaluation of the executive's performance.  He determined that the named executive officers he reviewed met, but did not substantially exceed, his performance expectations in 2009 and, therefore, in each case recommended an individual performance multiplier of 1.0x.

•	The future expected contributions of the executives to the Company

The Committee considered the ongoing strategic goals of the Company with respect to growth, increased productivity and efficiency, and enhanced shareholder value, particularly in light of uncertainties associated with healthcare reform, the need for collaborative effort among, and continued leadership in these areas by, the NEOs and the NEOs' leadership skills and willingness to take on additional responsibilities.

The Committee considered the factors discussed above with respect to each named executive officer without reference to any assigned relative weights, and considered the need for all NEOs to perform well in order for any individual NEO to succeed.  After such consideration, the Committee determined that the performance of each of the named executive officers in 2009 was strong, particularly in light of the challenging reimbursement environment, and in accordance with expectations, and found no reason to adjust downward the individual performance multipliers recommended by our chief executive officer (or, in the case of our chief executive officer, determined by the Committee).  The Committee also concluded that no named executive officer had sufficiently exceeded expectations to warrant an upward adjustment.  In arriving at this conclusion, the Committee recognized that the Company had fallen slightly short of its earnings target for the year owing to the reimbursement challenges described on page 14.  Accordingly, all the named executive officers were given individual performance multipliers of 1.0x.  Application of the formula resulted in payouts of the following annual bonus amounts for 2009 to the Company’s executives: Mr. Gemunder $2,169,325, Mr. Keefe $538,906, Ms. Hodges $311,698 and Ms. Kinerk $250,000.

Comment No. 2

Long-Term Incentives, page 19

Your discussion of the performance factors considered by the Committee in determining the amount of each equity award is somewhat vague.  Please expand your disclosure on pages 19-20 to include:

•	The Company’s operational and financial goals for the year and the Company’s level of achievement of those goals;

•	A summary of the information provided by Compensation Strategies as to awards made at the peer group companies;

•	The specific recommendations made by Compensation Strategies and Mr. Gemunder;

•	A description of the level of responsibility and future expected contributions to the Company of each named executive; and

•	To the extent that there were other material factors considered by the Committee in its evaluation of individual performance, please describe these as well.

In addition, to the extent it is not clear from the revised disclosure requested above, please clarify how the committee’s analysis of these enumerated factors translated into the specific equity awards granted.

Our Response

In future proxy statement filings, as applicable, we will include, under the heading "Compensation Discussion and Analysis," disclosure substantially consistent (to the extent applicable in any year) with the following revised disclosure:

After not having granted restricted stock awards in nearly 18 months, on November 20, 2009, the Committee granted restricted stock to its executives to further its historic emphasis on long-term compensation. As in the past, for 2009, the Committee did not set specific performance targets as the basis to determine the number of shares to be awarded.  Rather, the Committee based its determinations as to the amount of each award on a number of factors including:

•	The Company’s success in meeting its financial and operational goals during the year

This information is described above under the first bullet point of the discussion of the Committee's bonus determinations.

•	The information provided by Compensation Strategies as to awards made at the peer group companies

•	The recommendations of Compensation Strategies

Compensation Strategies provided data based upon a market study of the Company's peer group companies listed on page 16, adjusted to reflect the size of each company relative to Omnicare.  Compensation Strategies compared the grant date economic value of the Company's two previous equity grants for each executive against the 35th, 50th and 75th percentiles of the peer group for executives with the same position.  After Mr. Gemunder made recommendations for proposed 2009 grants (as described below), Compensation Strategies also provided a comparison with respect to the total annual compensation for each executive, including the proposed 2009 grants.  With respect to our chief executive officer, Compensation Strategies compared the grant date economic value of his two previous equity awards against the 50th, 75th and 90th percentiles of the peer group.  Compensation Strategies also provided the Committee with a comparison with respect to our chief executive officer's total compensation.

•	The Company’s historical practices with respect to equity awards

The Committee reviewed the economic value of the two previous long-term incentive awards for each executive in 2006 and 2008 (as calculated by Compensation Strategies).

•	The level of responsibility of each executive

The Committee reviewed the duties and responsibilities of the executives noting that Mr. Keefe had assumed significantly greater responsibilities when he assumed the role of chief operating officer.

•
The level of long-term incentive compensation appropriate to keep a proper balance between short-term incentives and long term incentives in accordance with the Company’s overall compensation philosophy

The Committee seeks to maintain a balance between short-term incentives that tend to focus on annual business objectives, and long-term incentives, such as restricted stock vesting over longer periods, to encourage focus on creating longer term shareholder value.  Particularly with respect to the NEOs, the Committee looks to link a greater portion of compensation to long-term incentives.  Therefore, for each of the NEOs, the Committee also considered the relative levels of cash bonuses paid as compared to the recommendations on restricted stock.

•	The future expected contributions of each executive to the Company

This information is described under the fifth bullet point of the discussion of the Committee's bonus determinations.

•	The recommendations of Mr. Gemunder as to the individual performance of the other executives generally

Based upon the data provided by Compensation Strategies and the factors described above under the fourth bullet point of the discussion of the Committee's bonus determinations, our chief executive officer recommended to the Committee 2009 aggregate long-term incentive awards for the NEOs that represented the 35th through 50th percentiles of the peer group.

The Committee considered the factors discussed above with respect to each named executive officer without assigning specific weights to any of these factors.  After such consideration, the Committee approved awards for the named executive officers (other than our chief executive officer) consistent with our chief executive officer's recommendations and for our chief executive officer of just above the 75th percentile of the peer group.  This resulted in the following restricted stock grants to the Company’s executives: Mr. Gemunder 400,000, Mr. Keefe 59,700, Ms. Hodges 41,700 and Ms. Kinerk 33,300.

*    *    *    *    *    *    *    *

As requested, by way of this letter, the Company acknowledges the following statements to the staff:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (859) 392-9068.  Thank you for your attention and consideration.

Very truly yours,

/s/ John L. Workman
John L. Workman
Executive Vice President
    and Chief Financial Officer
Omnicare, Inc.

cc:           Joel F. Gemunder, President and Chief Executive Officer of Omnicare, Inc.
Compensation Committee of Omnicare Board of Directors